IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



03057496

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.	000906410
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for April 30, 2003	333-103029
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on APRIL 30, 2003.

CWMBS, INC.



By: ______________________
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
COMPUTATIONAL MATERIALS

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-14
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-14

April 28, 2003 04:15PM
Settlement: April 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWHL0314_Z11 Class A1
Current Balance: $47,182,000.00 Current Coupon: 5.5%

Merrill Lynch & Company
HyperStruct
Next Payment: May 25, 2003

liborlm (1.32)
No default scenario exists

Scenario Assumption

	0 PSA		100 PSA		300 PSA		400 PSA		500 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100.21875	5.51260	11.52	5.50274	9.63	5.48804	7.75	5.48270	7.24	5.47827	6.86
WAL	20.200		15.260		10.868		9.816		9.089	
1st Prin	05/25/08		05/25/08		05/25/08		05/25/08		05/25/08	
Mat.	04/25/33		04/25/33		04/25/33		04/25/33		04/25/33	

April 28, 2003 04:17PM
Settlement: April 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWHL0314_Z11 Class A3
Current Balance: $23,000,000.00 Current Coupon: 5.5%

Merrill Lynch & Company
HyperStruct
Next Payment: May 25, 2003

liborlm (1.32)
No default scenario exists

Scenario Assumption

	0 PSA		100 PSA		300 PSA		400 PSA		500 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
99.03125	5.60680	13.88	5.61206	12.38	5.64608	7.29	5.67151	5.58	5.69574	4.56
WAL	27.952		22.052		9.750		6.909		5.421	
1st Prin	01/25/30		07/25/21		08/25/10		11/25/08		11/25/07	
Mat.	06/25/32		12/25/29		06/25/17		10/25/12		01/25/10	

April 28, 2003 04:19PM
Settlement: April 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWHL0314_Z11 Class A4
Current Balance: $9,164,000.00 Current Coupon: 5.5%

Merrill Lynch & Company
HyperStruct
Next Payment: May 25, 2003

llborlm (1.32)
No default scenario exists

Scenario Assumption

	0 PSA		100 PSA		300 PSA		400 PSA		500 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
100.71875	5.48781	14.31	5.48632	14.03	5.46563	11.06	5.44084	8.82	5.38401	6.02
WAL	29.459		28.123		17.915		12.679		7.544	
1st Prin	06/25/32		12/25/29		06/25/17		10/25/12		01/25/10	
Mat.	04/25/33		04/25/33		04/25/33		04/25/33		04/25/33	

April 28, 2003 04:18PM
Settlement: April 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWHL0314_Z11 Class A9
Current Balance: $1,750,000.00 Current Coupon: 5.25%

Merrill Lynch & Company
HyperStruct
Next Payment: May 25, 2003

liborlm (1.32)
No default scenario exists

Scenario Assumption

Price	0 PSA		100 PSA		300 PSA		400 PSA		500 PSA	
	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
98.1875	5.41169	14.11	5.42853	12.15	5.53032	6.60	5.59319	5.15	5.65199	4.27
WAL	27.504		20.395		8.394		6.201		4.989	
1st Prin	07/25/30		12/25/22		04/25/11		04/25/09		02/25/08	
Mat.	01/25/31		06/25/24		02/25/12		10/25/09		06/25/08	